UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-36582

Altamira Therapeutics Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K, including the exhibit to this Report on Form 6-K, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-228121, 333-249347, 333-261127, 333-264298, 333-267584 and 333-272338) and Form S-8 (Registration Numbers 333-232735 and 333-252141) of Altamira Therapeutics Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Altamira Therapeutics Ltd.

Date: October 31, 2023	By:	/s/ Thomas Meyer
		Name:	Thomas Meyer
		Title:	Chief Executive Officer

Special General Meeting Results

On October 31, 2023 Altamira Therapeutics Ltd. (the “Company”) held its Special General Meeting of Shareholders. Based on the presence in person or by proxy of holders of the Company’s outstanding ordinary shares constituting a quorum, the sole agenda item submitted to a vote of the shareholders was duly adopted by the requisite majority in accordance with the Company’s Bye-Laws:

Agenda Item 1: Change in Denomination of Capital and Reduction of the Authorized and Issued Share Capital

The Company’s shareholders approved to (i) change the currency denomination of the Company’s authorized share capital from CHF to US Dollars, at the exchange rate prevailing on such date as determined by the Board of Directors of the Company, with effect from such date as determined by the Board of Directors of the Company and with the Board of Directors of the Company being authorized to determine such effective date (the “Effective Date”); (ii) with effect from the Effective Date, reduce the issued share capital of the Company by reducing the par value of each common share in issue to USD 0.0001, and to credit the amount of the reduction to the contributed surplus account of the Company; and (iii) with effect from the Effective Date, to reduce the authorized share capital of the Company to USD 12,000 divided into 100,000,000 common shares of USD 0.0001 par value each and 20,000,000 preference shares of USD 0.0001 par value each, provided the Company satisfies the requirements of section 46(2) of the Companies Act 1981, as amended of Bermuda on the Effective Date.

The Company’s Board of Directors has determined November 2, 2023 as the Effective Date; the Company’s common shares will start trading on this date with the new par value and CUSIP number G0360L 126.

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